

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-mail
Mr. Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

> **Re:** **Maxim Integrated Products, Inc.**
> **Form 10-K for the Fiscal Year Ended June 29, 2013**
> **Filed August 13, 2013**
> **Form 10-Q for the Quarterly Period Ended December 28, 2013**
> **Filed February 3, 2014**
> **File No. 001-34192**

Dear Mr. Kiddoo:

We have reviewed your response letter dated February 5, 2014 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. Please tell us about your consideration of discussing and analyzing the tax implications related to the changes noted in your response to prior comments 4 and 5 in MD&A, including a discussion of the nature and impact of the significant tax rate reconciling item.

Critical Accounting Policies, Inventories, page 23

2.   Further to your response to prior comment 2, please also discuss how you considered Instructions 2 – 4 to Item 303(A) of Regulation S-K, FRR 36 and SAB Topic 13.B regarding providing investors with an analysis of the reasons and factors contributing to decreases in revenue.

Item 8. Financial Statements

Note 16. Income Taxes, page 66

3.   In response to prior comment 4, you told us that during fiscal 2012 and 2013 your international income was reduced by $150M and $61M, respectively, for additional research and development expenses primarily due to revised forecasts of revenue and gross margin to be realized by your Irish subsidiary. Please explain to us how the forecast of revenue and gross margin impacts research and development expenses and, as a result, your foreign tax rate.

4.   In response to prior comment 5 you told us that the amount of your foreign subsidiaries' accumulated undistributed earnings that are intended to be indefinitely reinvested outside the U.S. increased due to an increase in foreign earnings managed by your Irish operations. Please explain further why changing the management of your international earnings to Ireland resulted in management's conclusion that these undistributed earnings would now be indefinitely reinvested outside the U.S. Refer to FASB ASC 740-30-25-17.

Form 10-Q for the Quarterly Period Ended December 28, 2013

Note 11. Commitments and Contingencies, page 18

5.   We note your response to prior comment 3 and that you recorded $18.1 million of warranty expense related to a product claim with a major customer during the six months ended December 28, 2013. We further note from the earnings call transcript for the second quarter of fiscal 2014 that this charge related to a legacy design issue with a customer. Please explain to us in more detail the facts and circumstances surrounding this charge including when it became probable and reasonably estimable based upon FASB ASC 450-20-25-2 and FASB ASC 460-10-25-5 through 25-7.

6.   Further to your response to prior comment 3, please respond to the following:

   •   As we previously noted from your disclosure, in limited circumstances, the term of your product warranty may extend beyond one year and may include financial responsibility beyond repairing or replacing the product or crediting the customer's account. You responded that these obligations may include the cost to remove and install replacement product. To help us understand what else these warranties may include, please summarize the significant terms of the warranties that you provide in limited circumstances and the types of limited circumstances when you provide them.

- Also, with respect to your disclosure under FASB ASC 460-10-50-8(a), discuss how your disclosure for these warranties provided in limited circumstances considered FASB ASC 460-10-50-4, including the nature of the guarantee, the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to call me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant